Exhibit 12.1

Paperweight Development Corp. and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	2006	2005	2004	2003	2002
Net earnings from continuing operations	$11,345	$(3,014)	$(25,031)	$11,159	$10,092
Add: Income tax expense	(204)	(357)	249	83	503
Add: Interest expense	49,365	49,780	49,595	54,160	68,354
Portion of rent deemed interest factor	2,946	3,053	3,347	2,662	2,930

Total earnings available for fixed charges	$63,452	$49,462	$28,160	$68,064	$81,879

Fixed charges:
Interest expense	49,365	49,780	49,595	54,160	68,354
Portion of rent deemed interest factor	2,946	3,053	3,347	2,662	2,930

Total fixed charges	$52,311	$52,833	$52,942	$56,822	$71,284

Ratio of earnings to fixed charges	1.2	0.9	0.5	1.2	1.1